SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

     For the month of October (in part i.e. to 13 October 2003), 2003.

Carlton Communications Plc.

(Translation of Registrant’s Name Into English)

25 Knightsbridge London SW1X 7RZ England

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F   ✓   Form 40-F ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ____   No   ✓

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

1. Statement by Carlton and Granada dated 7 October 2003
2. Holding in Company dated 8 October 2003
3. Holding in Company dated 9 October 2003
4. Holding in Company dated 9 October 2003
5. Holding in Company dated 9 October 2003
6. Holding in Company dated 10 October 2003
7. ITV Plc New Board dated 10 October 2003
8. Holding in Company dated 10 October 2003
9. Holding in Company dated 13 October 2003
SIGNATURES

CONTENTS OF REPORT

Document

1.	Statement by Carlton and Granada dated 7 October 2003
2.	Holding in Company dated 8 October 2003
3.	Holding in Company dated 9 October 2003
4.	Holding in Company dated 9 October 2003
5.	Holding in Company dated 9 October 2003
6.	Holding in Company dated 10 October 2003
7.	ITV Plc New Board dated 10 October 2003
8.	Holding in Company dated 10 October 2003
9.	Holding in Company dated 13 October 2003

News Release

7th October 2003

STATEMENT BY CARLTON AND GRANADA

Carlton and Granada welcome the announcement made today by the Secretary of State for Trade and Industry indicating that their proposed merger may proceed if the terms of remedies can be agreed with the Office of Fair Trading.

If details of such remedies can be concluded, the merger will effectively bring about “One ITV”. The new business will be able to compete more effectively in a multi-channel world as one company, with one management and one clear focus. As a strong, commercial and united broadcaster at the heart of British television, “One ITV” will benefit programme makers, viewers, advertisers and shareholders.

The proposed remedies comprise Contract Rights Renewal (“CRR”) and measures to safeguard the interests of the other Channel 3 licensees. CRR seeks to provide a guarantee to advertisers that, at the minimum, they will enjoy their historic contractual arrangements with ITV, whilst incentivising ITV to maintain its share of commercial impacts and providing a constructive framework within which the merged group can pursue its commercial objectives.

Carlton and Granada will now enter into discussions with the OFT to determine whether a satisfactory framework, based on these proposals, can be agreed. Should agreement be reached, formal documentation for the merger will be sent to shareholders as soon as is practicable thereafter.

Charles Allen, Executive Chairman of Granada said,

“Today’s announcement brings closer the opportunity for a bigger, stronger ITV to compete on an equal footing with the other UK broadcasters. The new ITV will have one vision, one strategy and one management. ITV will have more investment in programmes than any other commercial broadcaster in Europe.

“Our viewers and advertisers will see better television, packed with the most popular British programmes, backed by an absolute commitment to quality in everything from news to drama. Our strategy for a more competitive ITV will create real value for our shareholders.”

Michael Green Chairman of Carlton Communications said,

“One ITV has been a long time in the making, but that doesn’t make it any less exciting. The new business will have the resources to deliver a winning schedule and a clear focus on being the best and beating the competition. The days of different companies with different agendas working in a 1950s federal system are finally at an end. A new future for ITV starts today”.

END

For further information please contact:

Granada:	Tel: 020 7620 1620

Charles Allen
Henry Staunton
Graham Parrott
James Tibbitts
Susan Donovan

Carlton:	Tel: 020 7663 6363

Michael Green
Paul Murray
Peter Rushton
Cliff Hide

Citigate Dewe Rogerson	Tel: 020 7638 9571
(PR for Granada)

Jonathan Clare
Simon Rigby
Alex Brown

Finsbury	020 7251 3801
(PR for Carlton)

Roland Rudd

James Leviton

Forward Looking Statement

DISCLOSURE NOTICE: The information contained in this press release is as of October 7, 2003. Nothing in this document should be construed as a profit forecast or be interpreted to mean that the earnings per share of the merged group will necessarily be greater than the historical earnings per shares of Granada and Carlton. Granada and Carlton assume no obligation to update any forward-looking statements contained in this press release as a result of new information for future events or developments.

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Granada and Carlton are providing the following cautionary statement: This document contains certain statements that are or may be forward-looking with respect of the terms of any behavioural remedies to be agreed with the Office of Fair Trading, the effect of any such remedies on the advertising market and the existing arrangements of advertisers with Granada and Carlton and on the merged group’s ability to maintain its share of commercial impacts and achieve its commercial objectives, the other terms and conditions of the merger, final regulatory clearance of the merger, revenues, dividends, cost savings and other synergies, the impact on earnings, the financial condition, results of operations and business of Granada, Carlton and the merged group and certain of their plans and objectives. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include but are not limited to, statements made elsewhere in the press release, as well as (i) difficulties in reaching final agreement on applicable remedies with the Office of Fair Trading and obtaining final regulatory clearance for the merger, (ii) the restrictive impact of any such behavioural remedies on the business of the merged group, in particular its ability to maintain and/or grow its share of commercial impacts (iii) the ability of Granada and Carlton to integrate their businesses, achieve cost savings and realise other synergies, (iv) adverse changes in tax laws and regulations, (v) the risks associated with the introduction of new products or services, (vi) pricing, product and programme initiatives or competitors, including increased competition of programmes such as major sporting events, (vii) changes in technology or consumer demand, (viii) the termination or delay of key contracts and (ix) fluctuations in exchange rates. A further description of certain of these risks, uncertainties and other matters can be found in Item 3.B, “Key Information-Risk Factors” included in Carlton’s Annual Report on Form 20-F for the fiscal year ended 30 September 2002, filed with the United States Securities and Exchange Commission (Commission file number: 0-15252).

CARLTON COMMUNICATIONS PLC

The Company received notification from Putnam Investment Management, LLC and The Putnam Advisory Company, LLC on 7 October 2003 that, as at 3 October 2003, their clients held beneficial interests in 32,083,715 Carlton Ordinary shares.

8 October 2003

CARLTON COMMUNICATIONS PLC

The Company received notification from Putnam Investment Management, LLC and The Putnam Advisory Company, LLC on 8 October 2003 that, as at 6 October 2003, their clients held beneficial interests in 24,248,954 Carlton Ordinary shares.

9 October 2003

CARLTON COMMUNICATIONS PLC

The Company received notification from Aviva plc on behalf of itself and the Aviva group of companies including Morley Fund Management Limited that, as at 6 October 2003 they were interested in 36,551,921 Carlton ordinary shares.

9 October 2003

CARLTON COMMUNICATIONS PLC

The Company received notification on 8 October 2003 from D.C. Thomson & Co., Ltd that as of 8 October 2003 it ceased to have a notifiable interest in Carlton’s Ordinary shares.

9 October 2003

CARLTON COMMUNICATIONS PLC

The Company received notification on 9 October 2003 from Putnam Investment Management, LLC and The Putnam Advisory Company, LLC that as of 7 October 2003 it ceased to have a notifiable interest in Carlton’s Ordinary shares.

10 October 2003

NEW ITV PLC BOARD

Friday 10 October 2003

Following the announcement on Tuesday by the Secretary of State for Trade and Industry indicating that their proposed merger may proceed if the terms of remedies can be agreed with the Office of Fair Trading, Granada and Carlton have agreed the composition of the Board and management structure of the combined group (ITV plc).

Immediately upon completion of the merger, Michael Green will be Chairman, Charles Allen will be Chief Executive and Henry Staunton will be Finance Director of ITV plc.

The non executive directors will be David Chance, James Crosby, John McGrath, Sir Brian Pitman, Sir George Russell and Etienne de Villiers.

David Abdoo will be Company Secretary.

The following divisional executives will report to the Chief Executive:
Mick Desmond, Chief Executive, ITV Broadcasting and Enterprises
Clive Jones, Chief Executive ITV News Group
Graham Parrott, Commercial Director

Simon Shaps, Chief Executive, Granada Production

With immediate effect, the six non executive directors will work together as a Steering Committee to address a number of important matters, including compliance with the new Combined Code on Corporate Governance. In pursuit of this, the two Senior Independent Directors (Sir Brian Pitman and Sir George Russell) will be consulting with major institutional shareholders.

In her announcement, the Secretary of State for Trade and Industry requested that discussions with the OFT should be brought to a conclusion by 7 November 2003. Consistent with this desire to progress matters quickly, Granada and Carlton are now working on an accelerated timetable to bring the merger to completion. To this end, the relevant documents will be posted to shareholders at the earliest possible date.

END

Enquiries:	Carlton Communications:	0207 663 6363
Michael Green
Peter Rushton

	Granada:	0207 620 1620
Charles Allen
Susan Donovan

Notes to Editors:

David Abdoo

Aged 42, David is currently Carlton’s Company Secretary and General Counsel. He has been at Carlton since 1988, having joined from the City law firm, Clifford Chance.

Charles Allen CBE

Aged 46, Charles joined Granada in 1991, with responsibility for the four operating divisions: Television, Hotels, Restaurants and Technology. He was appointed Chief Operating Officer in 1995, Group Chief Executive in 1996 and Executive Chairman of the Media company in 2000. He previously worked for British Steel, The Gallacher Group, Grand Metropolitan PLC and Compass Group PLC. He has held a number of senior positions in the UK and has managed businesses based in over 50 countries in the world.

Charles has played a number of roles working with both National and Regional Government, including leading the Creative Industry Task Force. He was also Chairman of the 2002 Commonwealth Games, the largest multi-sport event ever held in Britain, is Vice Chairman of the 2012 London Olympic Bid and was awarded a CBE in the January 2003 New Year’s Honours List.

David Chance

Aged 45, David Chance is non-executive director of InterTrust Technologies Incorporated, a San Francisco-based digital rights technology company. He is non-executive director of Modern Times Group, the primary pay-TV operator in Scandinavia; and of Sunderland Plc. David was Deputy Managing Director of British Sky Broadcasting Group Plc 1994-1998, and then a consultant and non executive director until August 1999.

James Crosby

Aged 46, James spent seventeen years with Scottish Amicable including ten years as a fund manager followed by senior positions in IT, marketing, finance and corporate development. In the latter role he led the establishment of the joint venture with J Rothschild Assurance (1991) of which he was a director until 1994. In 1994 he joined Halifax Building Society to set up a new bancassurance business and in 1996 then led the acquisition of Clerical Medical.

On 1 January 1999 he was appointed Chief Executive of Halifax Group plc and became Chief Executive of HBOS Plc upon successful completion of the merger.

Mick Desmond

Aged 44, Mick Desmond is currently Chief Executive of Granada Broadcasting & Enterprises, and Joint Managing Director of the ITV Network, with responsibility for broadcasting and sales and in 2002 was given, with Clive Jones, the task of delivering the “ITV turnaround strategy.” For the first time in 10 years, ITV’s audience decline has been successfully halted.

Between 1994 and 2001 he was Chief Executive of Granada Media Sales/Laser.

He was Deputy Sales Director for Granada between 1988 and 1994, and a Sales Manager at HTV between 1986 and 1988.

Michael Green

Aged 55, Michael Green, is founder and Chairman of Carlton Communications Plc which was floated on the London Stock Exchange in February 1983. He is non-executive director of ITN and Thomson S.A. He is Chairman of the Media Trust and a trustee of Sainsbury Centre for Mental Health.

Clive Jones

Aged 54, Clive Jones, is Chief Executive Officer of Carlton Television and Joint Managing Director of ITV. At the ITV Network Centre, he oversees ITV’s annual budget. As Carlton’s Chief Executive Officer, he heads up the company’s four ITV regions and related businesses and its interests in London News Network, GMTV and ITN.

He joined Carlton in 1993 from Central Television where he was Managing Director. Prior to that he was Managing Director of London News Network.

John McGrath

Aged 64, John has spent the last five and a half years with The Boots Company plc, where he was appointed a director in 1997 and became Chairman in August 2000.

Prior to this he was Group Chief Executive of Diageo until his retirement in 2000, and was Group Chief Executive of Grand Metropolitan, before GrandMet and Guinness merged in 1997 to form Diageo. He had previously held a number of senior positions at International Distillers and Vintners (IDV), GrandMet’s spirit and wines business, including Managing Director, Chief Executive and Chairman.

Graham Parrott

Aged 52, Graham Parrott joined Granada plc in 1973, becoming Group Company Secretary in 1988. He joined the Group Board in 1992 and is the Group Commercial Director. He is company secretary and Commercial Director of Granada Media Ltd.

He is a director of a number of Granada’s subsidiaries and joint ventures and is principally involved with the Group’s corporate and public company matters, including major acquisitions and disposals, regulatory issues, properties, insurance, human resources and legal affairs. He is Chairman of the Granada Pension Scheme, a director of GMTV and a non executive director of ITN.

Sir Brian Pitman

Aged 71, Sir Brian joined Carlton as a non-executive director in 1998. He is also a non-executive director of The Carphone Warehouse PLC and Tomkins PLC; and a Senior Advisor to Morgan Stanley. He retired in April 2001 from Lloyds TSB where he was Chief Executive for 13 years and Chairman for 4 years. He was also Chairman of NEXT PLC from 1988 until May 2002.

Sir George Russell

Aged 66, Sir George’s early career was spent in the chemical and aluminium industries with ICI, Welland and Alcan Aluminium Ltd.

Sir George played a key role as a Member of the Independent Broadcasting Authority for seven years until the end of 1986. This was followed by appointment to the post of Deputy Chairman of Channel Four Television and Chairmanship of the Independent Television News. He resigned from both boards when he took up the post of Chairman of the Independent Broadcasting Authority from 1 January 1989 to 31 December 1990, continuing to serve as Chairman of the Independent Television Commission until December 1996.

More recently, Sir George was Chairman of the Board of 3i Group plc and also chaired the Camelot Group plc until January 2002.

Simon Shaps

Aged 47, Simon started his career in television as a researcher with Thames Television in 1982 and moved to LWT the following year. He became Executive Producer for many programmes and TV movies. Simon was appointed Director of Programmes, LWT in 1996. In 1997 he moved to Granada Television as Director of Programmes, Granada TV and Director of International Factual Programmes, Granada Media.

Following the restructure of Granada in 2001 Simon became Managing Director, and recently Chief Executive, Granada Content with responsibility for programme making and the strategic direction and management of all Granada’s production businesses.

Henry Staunton

Aged 54, Henry Staunton, attended Exeter University between 1967 and 1970, reading Economics and Statistics. He began his career in 1970 with Price Waterhouse after leaving Exeter, and was admitted as a partner in 1981 looking after a number of its major clients including Granada, Reuters, Courtaulds, British Satellite Broadcasting and Ashtead Group.

Henry joined Granada Group in March 1993 as Group Finance Director. He has subsequently been appointed a non-executive director of EMAP, the consumer magazine and media company, and non- executive Chairman of Ashtead Group, the plant hire company. He has also served on the Boards of BSkyB and ITN.

Etienne de Villiers

Aged 53, Etienne joined Carlton as a non-executive director in September 2001. He was previously President and Managing Director of Walt Disney International Europe. He is also a founder partner of Englefield Capital, a European mid-market private equity firm.

CARLTON COMMUNICATIONS PLC

The Company received notification on 9 October 2003 that as of 8 October 2003, Deutsche Bank AG had a notifiable interest in 28,578,777 Carlton Ordinary shares.

10 October 2003

CARLTON COMMUNICATIONS PLC

The Company received notification on 10 October 2003 from Aviva plc on behalf of itself and the Aviva group of companies including Morley Fund Management Limited that, as at 8 October 2003 they were interested in 29,551,921 Carlton ordinary shares.

13 October 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLTON COMMUNICATIONS Plc

Date: 13 October, 2003	/S/ David Abdoo

Name: David Abdoo
Title: Company Secretary